UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CDI Corp.

(Name of Subject Company)

CDI Corp.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

125071100

(CUSIP Number of Class of Securities)

Brian D. Short, Esq.

Executive Vice President, Chief Administrative Officer and General Counsel

CDI Corp.

1735 Market Street, Suite 200

Philadelphia, PA 19103

(215) 636-1129

With copies to:

Martin Nussbaum, Esq.

Ian Hartman, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDI Corp., a Pennsylvania corporation (“CDI” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nova Merger Sub, Inc., a Pennsylvania corporation (“Merger Sub”) and a direct wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability Company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO previously filed with the SEC on August 14, 2017 (together with the Exhibits or Annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.10 per Share of CDI (the “Shares”) at a purchase price of $8.25 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(vii)	Form of Frequently Asked Questions Memorandum to CDI Employees, dated August 21, 2017 (filed herewith).

(a)(5)(viii)	Form of Frequently Asked Questions Memorandum to CDI Staff Employees, dated August 21, 2017 (filed herewith).

(a)(5)(ix)	Form of Frequently Asked Questions Memorandum to Select CDI Management Employees (guaranteed bonus), dated August 21, 2017 (filed herewith).

(a)(5)(x)	Form of Frequently Asked Questions Memorandum to Select CDI Management Employees (no guaranteed bonus), dated August 21, 2017 (filed herewith).

Exhibit Index

Exhibit No.	Description

(a)(5)(vii)	Form of Frequently Asked Questions Memorandum to CDI Employees, dated August 21, 2017 (filed herewith).

(a)(5)(viii)	Form of Frequently Asked Questions Memorandum to CDI Staff Employees, dated August 21, 2017 (filed herewith).

(a)(5)(ix)	Form of Frequently Asked Questions Memorandum to Select CDI Management Employees (guaranteed bonus), dated August 21, 2017 (filed herewith).

(a)(5)(x)	Form of Frequently Asked Questions Memorandum to Select CDI Management Employees (no guaranteed bonus), dated August 21, 2017 (filed herewith).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 Amendment No. 1 is true, complete and correct.

CDI CORP.

	By:	/s/ Brian D. Short
	Name:	Brian D. Short
	Title:	Executive Vice President,
Dated: August 21, 2017		Chief Administrative Officer and General Counsel